ABOUT UNION BANKSHARES

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and northwestern New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank has recently grown through acquisition and operates 17 banking offices, a loan center and 33 ATMs.

Union Bank is committed to the communities it serves, and encourages employee participation in community events and charitable services. The growing asset base of over $513 million provides the financial strength to successfully serve its constituents.

Union Bank has scored an "Outstanding" rating on all Community Reinvestment Act examinations since 1995 and has been an SBA "Preferred Lender" since 1987.

UNION BANK OFFICES
(ATMS AT ALL BRANCH LOCATIONS)

VERMONT

DANVILLE
421 Route 2 East
802-684-2211

FAIRFAX
Jct. Rtes. 104 & 128
802-849-2600

HARDWICK
103 VT Rte. 15
802-472-8100

JEFFERSONVILLE
44 Main St.
802-644-6600

JOHNSON
198 Lower Main St.
802-635-6600

LYNDONVILLE
183 Depot St.
802-626-3100

MORRISVILLE
20 Lower Main St.
802-888-6600

65 Northgate Plaza
Route 100
802-888-6860

ST. ALBANS
15 Mapleville Depot
802-524-9000

ST. JOHNSBURY
364 Railroad St.
802-748-3131

325 Portland St.
802-748-3121

Green Mtn. Mall
1998 Memorial Dr.
802-748-2454

S. BURLINGTON
Loan Center
30 Kimball Ave.
802-865-1000

STOWE
47 Park St.
802-253-6600

NEW HAMPSHIRE

GROVETON
3 State Street
603-636-1611

LITTLETON
263 Dells Road
603-444-7136

76 Main Street
603-444-5321

N. WOODSTOCK
155 Main Street
603-745-2488

SHAREHOLDER ASSISTANCE AND INVESTOR INFORMATION

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact JoAnn Tallman, Assistant Secretary at 802-888-6600 or contact our Transfer Agent at the address and phone number listed below:

Transfer Agent: Registrar & Transfer Company
Attn: Stock Transfer Department
10 Commerce Drive
Cranford, NJ 07016

Phone: 800-368-5948
Fax: 908-497-2318
E-mail: info@rtco.com

NASDAQ Stock Market

Ticker Symbol: UNB

Corporate Name: Union Bankshares, Inc.

Corporate Address: 20 Lower Main Street
PO Box 667
Morrisville, VT 05661-0667

Investor Relations: www.UnionBankVT.com



Second Quarter Report

Union Bankshares, Inc.

June 30, 2011

NASDAQ: UNB

Union Bankshares, Inc.

Cover: Indian Stream, Pittsburg, NH

DEAR SHAREHOLDER,

August 11, 2011

We have much news to share in this quarter's letter and will begin with the results of the shareholder actions at the May 18th annual meeting.

Long-time Directors Dick Sargent and Bob Rollins retired from the Board and Tim Sargent and David Silverman were elected Directors along with the rest of the incumbent board members. Consistent with our management succession plan, Ken Gibbons was elected Chairman and CEO and David Silverman was re-elected President by the Board of Directors.

When reviewing the financial statements enclosed, two items will be quite evident. The first is the decrease in earnings for the quarter and year to date compared to last year. Year to date one time direct costs associated with the acquisition of the three Northway branches on May 27th were $236,000 after tax or $.05 per share. In addition, increases in advertising and OREO costs and the additional loan loss provision added another $234,000 after tax to expenses.

The other item you will notice are the increases in various balance sheet accounts. The acquisition of the three Northway branches added $67 million to deposits, $33 million to loans and another $5 million to various other asset categories. In addition, we have 18 new employees among branches in Littleton, Groveton and North Woodstock, New Hampshire. We want to acknowledge the hard work and diligence of our staff, and their counterparts at Northway Bank, for making this acquisition a success. Acceptance of this transition by the former customers and staff of Northway has been positive, and we have experienced solid deposit and loan growth thus far.

Now that the first six months of 2011 are behind us, we are focusing on allocating the additional assets from the acquisition to generate more interest income, growing market share in New Hampshire as well as our Vermont markets and concentrating on some operational efficiencies. These efforts will bring improvement over the first six months' earnings of this year.

We are pleased that for the fourth consecutive year U.S. Banker magazine's June issue identified Union Bankshares, Inc. in the top 200 community banks or thrifts in the U.S. (with less than $2 billion in assets) based on their three-year return on average equity. At 13.0%, we placed 28th nationwide and 3rd in New England.

Our local economy fared reasonably well this past winter and although we experienced a wet spring, tourism and construction seem to be "bustling" right now. Throughout this latest recession, Vermont and New Hampshire have not experienced the high unemployment rates and residential foreclosure actions seen in major sections of the U.S. We anticipate this trend to continue.

Enclosed is your dividend check or advice of deposit, representing a dividend of $0.25 per share to shareholders of record July 30, 2011, and payable August 11, 2011.

Sincerely,

Kenneth D. Gibbons
Chairman & Chief Executive Officer

David S. Silverman
President

Second Quarter Financial Report

DIRECTORS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

DIRECTORS – UNION BANK

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

OFFICERS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman & CEO
David S. Silverman—President
Marsha A. Mongeon—Vice President/Treasurer/CFO
John H. Steel—Secretary
JoAnn A. Tallman—Assistant Secretary

REGIONAL ADVISORY BOARDS

Northern New Hampshire—
Judy F. Aydelott
Stanley T. Fillion
Schuyler W. Sweet
Norrine A. Williams

ST. ALBANS—
Steven J. Bourgeois
Coleen K. Kohaut
Daniel J. Luneau
Samuel H. Ruggiano

ST. JOHNSBURY—
J.R. Alexis Clouatre
Dwight A. Davis
Kirk Dwyer
Rosemary H. Gingue
Justin P. Lavely
Nancy J. Poulos

ALL—
Kenneth D. Gibbons

OFFICERS – UNION BANK

Ijaz Akhtar—Assistant Treasurer	No. Woodstock
Tracy Pierce Ash—Assistant Treasurer	Littleton
Rhonda L. Bennett—Vice President	Morrisville
Therese H. Butler—Assistant Vice President	Morrisville
Stacey L.B. Chase—Assistant Treasurer	Morrisville
Jeffrey S. Ciochetto—Senior Vice President	Morrisville
Jeffrey G. Coslett—Senior Vice President	Morrisville
John Currier—Assistant Vice President	Groveton
Michael C. Curtis—Vice President	St. Albans
Peter J. Eley—SVP, Managing Trust Officer	Morrisville
Kenneth D. Gibbons—Chairman & CEO	Morrisville
Don D. Goodhue—Vice President	Morrisville
Melissa A. Greene—Asst. Vice President	Hardwick
Karyn J. Hale—Vice President	Morrisville
Claire A. Hindes—Asst. Vice President	Morrisville
Patricia N. Hogan—Vice President	Morrisville
Tracey D. Holbrook—Regional Vice Pres.	St. Johnsbury
Lura L. Jacques—Asst. VP, Trust Officer	St. Albans
Lynne P. Jewett—Assistant Vice President	Morrisville
Stephen H. Kendall—Vice President	Morrisville
Susan O. Laferriere—Vice President	St. Johnsbury
Dennis J. Lamothe—Vice President	St. Johnsbury
Susan F. Lassiter—Vice President	Jeffersonville
Christine S. Latulip—Regional Vice President	Littleton
Edward L. Levite—Senior Loan Originator	So. Burlington
Virginia M. Locke—Assistant Vice President	Littleton
Carrie R. Locklin—Assistant Vice President	Morrisville
Robyn A. Masi—Vice President	Stowe
Sherrie A. Menard—Assistant Vice President	Morrisville
Thomas J. Meshako—Senior Vice President	Morrisville
Marsha A. Mongeon—Sr. Vice President, CFO	Morrisville
Karen Carlson Noyes—Vice President	Morrisville
Barbara A. Olden—Vice President	St. Johnsbury
Deborah J. Partlow—Asst. VP, Sr. Trust Officer	Morrisville
Bradley S. Prior—Assistant Treasurer	Morrisville
Craig S. Provost—Vice President	Stowe
Colleen D. Putvain—Assistant Treasurer	Morrisville
Robert J. Richardson—Vice President	Morrisville
David S. Silverman—President	Morrisville
Judy R. Smith—Assistant Vice President	St. Albans
John H. Steel—Secretary	Morrisville
Curtis C. Swan—Assistant Vice President	Fairfax
JoAnn A. Tallman—Assistant Secretary	Morrisville
Francis E. Welch—Assistant Vice President	Morrisville
Martha J. Wilkins—Assistant Treasurer	Lyndonville
Lorraine G. Willett—Assistant Vice President	Morrisville

CONSOLIDATED BALANCE SHEETS (unaudited, in thousands)

ASSETS	June 30, 2011	June 30, 2010
Cash and due from banks	$ 6,007	$ 5,107
Federal funds sold & overnight deposits	23,953	10,873
Interest bearing deposits in banks	15,903	16,959
Investment securities	39,517	25,629
Loans held for sale	3,121	2,551
Loans, net	401,058	348,553
Reserve for loan losses	(4,060)	(3,511)
Premises and equipment, net	8,722	7,960
Other real estate owned, net	860	826
Accrued interest & other assets	18,474	12,909
Total Assets	**$513,555**	**$427,856**
LIABILITIES & SHAREHOLDERS' EQUITY		
Noninterest bearing deposits	$ 64,876	$ 53,007
Interest bearing deposits	227,919	181,507
Time deposits	140,169	119,819
Borrowed funds	32,570	25,554
Accrued interest & other liabilities	6,170	6,045
Common stock	9,847	9,844
Additional paid-in capital	268	232
Retained earnings	37,454	37,008
Accumulated other comprehensive loss	(1,895)	(1,382)
Treasury stock at cost	(3,823)	(3,778)
Total Liabilities & Shareholders' Equity	**$513,555**	**$427,856**

Standby letters of credit were $1,856,000 and $1,622,000 at June 30, 2011 and 2010, respectively.

CONSOLIDATED STATEMENTS OF INCOME (unaudited, in thousands)

	6/30/11	6/30/10	6/30/11	6/30/10
	(3 months ended)		(6 months ended)	
Interest income	$5,734	$5,721	$11,232	$11,365
Interest expense	1,002	1,036	1,963	2,092
Net interest income	**4,732**	**4,685**	**9,269**	**9,273**
Provision for loan losses	150	90	300	180
Net interest income after provision for loan losses	**4,582**	**4,595**	**8,969**	**9,093**
Trust income	139	108	271	217
Noninterest income	1,508	1,367	2,777	2,423
Noninterest expenses:				
Salaries & wages	1,899	1,592	3,629	3,157
Pension & employee benefits	779	674	1,596	1,434
Occupancy expense, net	265	221	555	476
Equipment expense	273	244	569	492
Other expenses	1,793	1,338	3,240	2,595
Total	5,009	4,069	9,589	8,154
Income before taxes	**1,220**	**2,001**	**2,428**	**3,579**
Income tax expense	189	475	369	834
Net income	**$1,031**	**$1,526**	**$2,059**	**$2,745**
Earnings per share	**$0.23**	**$0.34**	**$0.46**	**$0.62**
Book value per share			**$9.39**	**$9.40**